SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

October 11, 2022

Commission File Number: 001-33900

DESWELL INDUSTRIES, INC.

(Exact name of registrant as specified in its charter)

British Virgin Islands

(Jurisdiction of incorporation or organization)

10B Edificio Associacao Industrial De Macau

32 Rua do Comandante Mata e Oliveira

Macau, Special Administrative Region, PRC

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

ANNUAL MEETING OF SHAREHOLDERS

Deswell Industries, Inc., a British Virgin Islands corporation (“Deswell” or the “Company”), held its Annual Meeting of Shareholders at 10:00 a.m., local time, on September 30, 2022, at RM-516-517 Hong Leong Industrial Complex, 4 Wang Kwong Road, Kowloon Bay, Kowloon, HONG KONG, for the following purposes:

1.	To elect five (5) members of the Board of Directors to service for the ensuring year;

2.	To ratify the selection of BDO China Shu Lun Pan Certified Public Accountants LLP as the independent registered public accountants of the Company for the year ending March 31, 2023.

Only holders of no par value shares of record at the close of business on August 2, 2022, were entitled to notice of and to vote at the Annual Meeting.

RESULTS OF THE ANNUAL MEETING OF SHAREHOLDERS

On September 30, 2022, the Company's Annual Meeting of Shareholders was held at RM-516-517 Hong Leong Industrial Complex, 4 Wang Kwong Road, Kowloon Bay, Kowloon, HONG KONG. The results of the Annual Meeting were as follows:

1.	The following five (5) persons were elected to serve as directors of the Company for the ensuring year: Richard Pui Hon Lau, Chin Pang Li, Hung-Hum Leung, Allen Yau-Nam Cham and Wing-Ki Hui;

2.	BDO China Shu Lun Pan Certified Public Accountants LLP was ratified as the independent registered public accountants of the Company for the year ending March 31, 2023.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DESWELL INDUSTRIES, INC.
(Registrant)

Date: October 11, 2022	By: /s/ Edward So Kin Chung
Name: Edward So Kin Chung
Title: Chief Executive Officer